Exhibit 99.1

CONSENT OF INDEPENDENT VALUER

We hereby consent to the reference to our name (including under the heading “Experts”) and the description of our role in the valuation process under the heading “Net Asset Value Calculation and Valuation Procedures – Independent Valuation Firm,” “Net Asset Value Calculation and Valuation Procedures – Real Property Portfolio Valuation” and “Net Asset Value Calculation and Valuation Procedures – Our Current and Historical NAV Calculation” being included in Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (File No. 333-217223) of Griffin Capital Essential Asset REIT II and in the prospectus included therein.

In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

/s/ Altus Group U.S. Inc.
Altus Group U.S. Inc.
March 16, 2018